Exhibit 99.1

Form 51-102F3

Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1(1) OF
NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Gold Reserve Inc. (“Gold Reserve” or the “Company”)
999 W. Riverside Avenue, Suite 401
Spokane, Washington
99201

2.	Date of Material Change

November 20, 2023

3.	News Release

A news release announcing the material change described herein was disseminated through Business Wire at Spokane, Washington and filed on SEDAR on November 20, 2023 and is attached hereto as Appendix “A”.

4.	Summary of Material Change

In consideration of the ongoing audits of the Company’s Canadian and U.S. tax filings, the Company determined it appropriate to recognize approximately $17.6 million in income tax expense, resulting in the reversal of an $8.1 million income tax receivable and the recording of an income tax payable (including interest) of $9.5 million, in its interim financial statements for the period ended September 30, 2023.

5.	Full Description of Material Change

5.1       Full Description of Material Change

Gold Reserve has been advised by the Internal Revenue Service (IRS) that it will issue Notices of Proposed Adjustment (NOPA) proposing to (i) disallow the worthless stock deductions (related to investments in the Brisas project) taken by the Company’s U.S. subsidiary for the 2017 tax year (the "Deduction Disallowance") and (ii) tax income on or related to the arbitration award that may be received by the Company in the future (the "Arbitration Award Amounts"). As previously disclosed, including in the Q2 2023 interim financial statements, tax filings of the Company and its U.S. subsidiary are under examination by Canada Revenue Agency (CRA) and the IRS, respectively.

The Company does not agree with the IRS’s proposed adjustments and currently intends to vigorously contest them. Moreover, the Company intends to pursue the competent authority process if and when appropriate to ensure no double taxation of the Arbitration Award Amounts. However, given the IRS’s position, which now includes alternative arguments not previously asserted by the IRS, and in consideration of the ongoing CRA audit, the Company determined it appropriate to recognize approximately $17.6 million in income tax expense, resulting in the reversal of an $8.1 million income tax receivable and the recording of an income tax payable (including interest) of $9.5 million, in its interim financial statements for the period ended September 30, 2023, each as related to the Deduction Disallowance item.

5.2       Disclosure for Restructuring Transactions

Not Applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

For further information, please contact:

Rockne J. Timm
Chief Executive Officer
(509) 623-1500

9.	Date of Report

November 29, 2023.

APPENDIX A

NR-23-06

GOLD RESERVE ANNOUNCES UPDATE ON IRS AUDIT

SPOKANE, WASHINGTON, November 20, 2023

Gold Reserve Inc. (TSX.V:GRZ) (OTCQX:GDRZF) ("Gold Reserve" or the "Company") announces today that the Company has been advised by the Internal Revenue Service (IRS) that it will issue Notices of Proposed Adjustment (NOPA) proposing to (i) disallow the worthless stock deductions (related to investments in the Brisas project) taken by the Company’s U.S. subsidiary for the 2017 tax year (the "Deduction Disallowance") and (ii) tax income on or related to the arbitration award that may be received by the Company in the future (the "Arbitration Award Amounts"). As previously disclosed, including in the Q2 2023 interim financial statements, tax filings of the Company and its U.S. subsidiary are under examination by Canada Revenue Agency (CRA) and the IRS, respectively.

The Company does not agree with the IRS’s proposed adjustments and currently intends to vigorously contest them. Moreover, the Company intends to pursue the competent authority process if and when appropriate to ensure no double taxation of the Arbitration Award Amounts. However, given the IRS’s position, which now includes alternative arguments not previously asserted by the IRS, and in consideration of the ongoing CRA audit, the Company determined it appropriate to recognize approximately $17.6 million in income tax expense, resulting in the reversal of an $8.1 million income tax receivable and the recording of an income tax payable (including interest) of $9.5 million, in its interim financial statements for the period ended September 30, 2023, each as related to the Deduction Disallowance item.

As of September 30, 2023 the Company held approximately $38.9 million in cash and short-term deposits and had approximately $10.8 million in current liabilities including the $9.5 million income tax payable noted above. Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov, and sedarplus.ca.

This release has been approved by Rockne J. Timm, CEO of the Company.

Gold Reserve Inc. Contact
Jean Charles Potvin

999 W. Riverside Ave., Suite 401
Spokane, WA 99201 USA
Tel: (509) 623-1500
Fax: (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation, the final outcome of the current audits of Gold Reserve’s tax filings by U.S. and Canadian tax authorities, including the potential tax, accounting or financial impacts that may result therefrom, the expectation regarding the income expense tax, reversal of income tax receivable and income tax recorded to be payable including interest may differ from the amounts provided for above, the Company’s ability to service outstanding obligations as they come due and access future additional funding, when required, for ongoing liquidity and capital resources, risks that estimates and/or assumptions required to be made by management in the course of preparing the Company’s financial statements are determined to be inaccurate, resulting in a negative impact on the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, and risks associated with the ability of the Company to maintain an effective system of internal control over financial reporting and disclosure controls and procedures. This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. For a more detailed discussion of the risk factors affecting the Company’s business, see the Company’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2022 and other reports (including the Q2 Interim Financial Statements and related Management’s Discussion & Analysis) which have been filed on SEDAR+ and are available under the Company’s profile at www.sedarplus.ca.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.